aMB OD



17010058

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 69526

8-69567

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/1/2015 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SEC Mail Processing Section
MAR 01 2017
Washington DC
413

NAME OF BROKER-DEALER:

Clydesdale Securities

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Broadway, Suite 3300
(No. and Street)

New York	**NY**	**10006**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathy Efrem — **212-897-1686**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates
(Name -- *if individual, state last, first, middle name*)

11 Broadway, Suite 700	**New York**	**NY**	**10004**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accounta must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(.*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

aMB

OATH OR AFFIRMATION

I, **James Verdone**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Clydesdale Securities, as of December 31, ,20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JORDAN R D CONNELL
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CO6229127
Qualified In New York County
My Commission Expires 10-04-2018



Signature

CEO/CCO

Title



Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Operations.
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Member's Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditors' Report Regarding Rule 15c3-3 exemption
- [X] (p) Rule 15c3-3 Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS



YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Clydesdale Securities LLC

We have audited the accompanying statement of financial condition of Clydesdale Securities LLC (the "Company") as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the period from November 1, 2015 to December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and the results of its operations and its cash flows for the period from November 1, 2015 to December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I and Schedule II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I and Schedule II is fairly stated, in all material respects, in relation to the financial statements as a whole.

YSL & Associates LLC

New York, NY
February 27, 2017

CLYDESDALE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS	
Cash	$ 7,050
Total assets	7,050
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Due to Affiliate	400
Member's Equity	6,650
Total liabilities and member's equity	$ 7,050

The accompanying notes are an integral part of these financial statements.

CLYDESDALE SECURITIES LLC

STATEMENT OF OPERATIONS

FOR THE FOURTEEN MONTHS ENDED DECEMBER 31, 2016

Expenses:		
Administrative fees	$	1,400
Regulatory expenses		2,500
Bank charges		420
Total expenses		4,320
Net loss	$	(4,320)

The accompanying notes are an integral part of these financial statements.

CLYDESDALE SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE FOURTEEN MONTHS ENDED DECEMBER 31, 2016

Balance - beginning of period	$	9,970
Capital contributions		1,000
Net loss		(4,320)
Balance - end of period	$	6,650

The accompanying notes are an integral part of these financial statements.

CLYDESDALE SECURITIES LLC
STATEMENT OF CASH FLOWS

FOR THE FOURTEEN MONTHS ENDED DECEMBER 31, 2016

Cash flows from operating activities	
Net loss	$ (4,320)
Adjustments to reconcile net income to net cash provided by operating activities:	
Non cash expense	1,000
Changes in assets and liabilities	
Increase in due to affiliate	400
Net cash used in operating activities	(2,920)
Net decrease in cash	(2,920)
Cash - beginning of period	9,970
Cash - end of period	$ 7,050

Non-cash financing activities:

Forgiveness of indebtedness by parent	$ 1,000

The accompanying notes are an integral part of these financial statements.

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS

Clydesdale Securities LLC (the "Company") is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") formed for the purpose of providing broker dealer services including financial advisory services, mergers and acquisition services and to engage in private placement of securities and similar services. The Company's parent is Trump Securities, LLC ("TRSE").

The Company became a member of FINRA on November 4, 2015. The Company was not obligated to file an audit report for the period ended December 31, 2015. Accordingly, these financial statements cover a fourteen month period ended December 31, 2016.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

The Company is a limited liability company, treated as a disregarded entity for federal, state and city income tax purposes; it therefore does not incur income taxes at the Company level. Instead its earnings and losses are passed through to the member and included in the calculation of the member's tax liability. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

NOTE 3. RELATED PARTY TRANSACTIONS

In accordance with a services agreement, the Company's affiliate pays for various specified expenses for which the Company compensates the affiliate in the form of a management fee and for various other expenses, such as sundry professional services, for which the Company does not reimburse the affiliate.

During the period covered in this report, the Company accrued $1,400 on its books for the management fee. The affiliate agreed to pay other expenses on behalf of the Company without seeking reimbursement.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital both as defined shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016 the Company's net capital was $6,650 which was approximately $1,650 in excess of its minimum requirement of $5,000.

NOTE 5. COMPLIANCE WITH RULE 15C3-3

The Company does not handle cash or securities on behalf of customers and accordingly has no obligation under SEC Rule 15c3-3.

SUPPLEMENTARY INFORMATION

SCHEDULE I

CLYDESDALE SECURITIES LLC

COMPUTATION FOR DETERMINATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2016

Member's equity	$ 6,650
Net Capital	6,650
Less: Minimum net capital requirements Greater of 6-2/3% of aggregate indebtedness or $5,000	5,000
Excess net capital	$ 1,650
Aggregate indebtedness:	$ 400
Ratio of Aggregate Indebtedness to Net Capital	0.06

See report of independent registered public accounting firm.

SCHEDULE II

CLYDESDALE SECURITIES LLC

INFORMATION REGARDING APPLICABILITY OF RULE 15C3-3

FOR THE FOURTEEN MONTHS ENDED DECEMBER 31, 2016

The Company does not hold customers' cash or securities. Accordingly, it had no obligations under SEC Rule 15c3-3 throughout this fiscal period.



YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Clydesdale Securities LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 exemption report, in which (1) Clydesdale Securities LLC (the "Company") may file an exemption report because it had no obligations under 17 C.F.R.§240.15c3-3 and (2) the Company stated that it had no exceptions under SEC Rule 15c3-3 throughout the period from November 1, 2015 to December 31, 2016. The Company's management is responsible for compliance with 17 C.F.R.§240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

YSL & Associates LLC

New York, NY
February 27, 2017

CLYDESDALE SECURITIES LLC

RULE 15c3-3 EXEMPTION REPORT
FOR THE FOURTEEN MONTHS ENDED DECEMBER 31, 2016

Clydesdale Securities LLC does not handle cash or securities on behalf of customers. Therefore it had no obligation under SEC Rule 15c3-3 throughout the most fourteen months ended December 31, 2016 and thus may file an Exemption Report.



Executed by Person who made the oath or affirmation
Under SEC Rule 17a-5(e)(2)